Delphi Financial Group, Inc.
         			1105 North Market Street, Suite 1230
                  		P.O. Box 8985
                  		Wilmington, Delaware 19899

				VIA EDGAR SYSTEM
                                ----------------

			March 14, 2006

Ms. Dana Hartz
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0610
Washington, D.C. 20549

Re:  	Delphi Financial Group, Inc. (the "Company")
        Form 10-K for the Fiscal Year Ended December 31, 2004 (the "2004 Form 10-K")
        Filed March 15, 2005
        File No. 001-11462

Dear Ms. Hartz:

This letter will respond to the telephone conversation of March 8, 2006 among you, Chad Coulter and me regarding the Commission's comments relating to the Company's letter dated March 1, 2006, which followed upon the previous correspondence with the Commission concerning the 2004 Form 10-K. As requested in that conversation, this letter sets forth the substance of the Commission's comments that were conveyed verbally in the conversation, followed by the Company's response.

Comment:

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Future Policy Benefits and Unpaid Claims and Claim Expenses, page 27

1. Confirm that, in the table to be contained in the Company's Form 10-K for the fiscal year ended December 31, 2005 (the "2005 Form 10-K") summarizing the composition of the Company's reserves for unpaid claims and claims expenses as between case reserves and IBNR reserves, such composition will be reflected separately for your disability and accident products and your property and casualty products.

2. Confirm that with respect to the quantified and narrative disclosure to be contained in the 2005 Form 10-K with respect to the impact that changes in your significant assumptions made in the estimation process for unpaid disability and property and casualty claims and claims expenses would have on reported results, financial position and liquidity that the changes described are believed to be reasonably likely.

3. Confirm that in the quantified and narrative disclosure referenced in the preceding comment, you will, as to each significant assumption discussed, include in such disclosure the impact that the changes in such assumptions would have on your net income.

Response:

1.  As in the Company's March 1, 2006 letter, the section of the 2005
Form 10-K entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates - Future Policy Benefits and Unpaid Claims and Claim
Expenses," in substantially the form in which it will appear in the 2005 Form 10-K, is attached hereto as Exhibit A, and is referred to hereafter as
the "Critical Accounting Disclosure."   The table contained in the Critical
Accounting Disclosure immediately following the third paragraph thereof has been revised to contain such information.

2. New language has been added to the second and fourth paragraphs of the Critical Accounting Disclosure to address this comment. Please note that, because the discussion regarding assumed loss development variance with respect the Company's property and casualty insurance products contained in the seventh paragraph thereof makes clear that the magnitudes of the assumed variances are based on the Company's recent historical experience, the Company believes that it appropriately addresses the substance of comment 2, and thus it has not been revised from the version contained in the Company's March 1 letter.

3. New language has been added to the second, fourth and seventh paragraphs of the Critical Accounting Disclosure to address this comment.

			*	*	*

If you have any further questions, please do not hesitate to contact me at
(267) 256-3684.  Thank you for your time and attention.


					Very truly yours,

					/s/ THOMAS W. BURGHART

					Thomas W. Burghart
					Vice President and Treasurer

 cc:  Chad Coulter
      Geoffrey Liebmann
      Duane Hercules


				EXHIBIT A


Future Policy Benefits and Unpaid Claims and Claim Expenses.  The
Company establishes reserves that are intended to be sufficient to fund the future policy benefits and unpaid claims and claim expenses relating to its insurance products. These reserves, which totaled $1,862.9 million at December 31, 2005, represent management's best estimate of future policy benefits and unpaid claims and claim expenses. The reserves are calculated using various generally recognized actuarial methodologies and are based upon assumptions and estimates that management believes are appropriate and which vary by type of product. Annually, external actuarial experts also review the Company's methodologies, assumptions and the resulting reserves. The Company's projected ultimate insurance liabilities and associated reserves are estimates, which are subject to variability. This variability arises because the factors and events affecting the ultimate liability for claims have not all taken place, and thus cannot be evaluated with certainty. As a result, actual future ultimate losses will not develop exactly as projected and may vary significantly from the projections. The estimation process is complex and involves information obtained from company-specific and industry-wide data, as well as general economic information. The Company's insurance reserves are based upon management's informed estimates and judgments using currently available data. As additional experience emerges and other data become available, these estimates and judgments are reviewed and may be revised. The methods and assumptions used to establish the Company's insurance reserves are continually reviewed and updated based on current circumstances, and any resulting adjustments may result in reserve increases or decreases that would be reflected in the Company's results of operations for the periods in which such revisions are made. There were no material changes in the current year in the actuarial methods and/or assumptions from those used in the previous periods; however, in 2005 and 2004, the Company experienced a degree of adverse variance in loss experience from its past projections. See Item 1, "Business - Property and Casualty Insurance Reserves."

The most significant assumptions made in the estimation process for future policy benefits and unpaid claims and claim expenses for the Company's disability and accident products relate to mortality, morbidity, claim termination and discount rates. Mortality and morbidity assumptions are based on various actuarial tables that are generally utilized in the industry, modified as believed to be necessary for possible variations. The claim termination rate represents the probability that a disability claim will close or change due to maximum benefits being paid under the policy, the recovery or death of the claimant, or a change in status in any given period. Establishing claim termination rates is complex and involves many factors, including the cause of disability, the claimant's age and the type of contractual benefits provided. The
Company uses its extensive claim experience database to develop its claim termination rate assumptions, which are applied as an average to its large population of active claims. A one percent increase or decrease in the group long-term disability claim termination rate established by the Company, which the Company believes is a reasonable range of variance in this regard, would have decreased or increased, respectively, the reserves established for claims incurred in 2005 by approximately $0.6 million, which would have increased or decreased, respectively, its 2005 net income by $0.4 million. Disability reserves are discounted using interest rate assumptions based upon projected portfolio yield rates for the assets supporting the liabilities. The Company's discount rate assumptions are discussed in further detail below.

The Company's reserves for unpaid claims and claim expenses are determined on an individual basis for reported claims, for which case reserves are established, and estimates of incurred but not reported ("IBNR") losses are developed on the basis of past experience. The unpaid claims and claim expense reserves carried for the Company's property and casualty insurance products represent the difference between the selected ultimate loss amount and the loss amount paid to date. The unpaid claims and claim expense reserves carried for the Company's disability and accident insurance products are established by the incurred loss development method utilizing various mathematic tools in order to project future loss experience based on the Company's historical loss experience. The difference between total unpaid claims and claim expense reserves and case unpaid claims and claim expense reserves represents the IBNR reserve. The following table summarizes the composition of the Company's total reserves for disability, accident and casualty claims and claim expenses, as between case and IBNR reserves, as of December 31, 2005 (dollars in millions):


     Balance, net of reinsurance:
	Case reserves
	    Disability and accident	  $  481.7
	    Property and casualty	     248.0

	IBNR reserves
	    Disability and accident	     159.2
	    Property and casualty	     395.5
		                          --------
		Total reserves		   1,284.4

	Reinsurance receivables		     249.1
	                                  --------
     Balance, gross of reinsurance	  $1,533.5
                                          ========


     Balance Sheets:
	Future policy benefits:
	    Disability and accident       $  539.9

	Unpaid claims and claim expenses:
	    Disability and accident	     247.1
	    Property and casualty	     746.5
                                          --------
                                  	  $1,533.5
                                          ========


The most significant assumptions made in the estimation process for unpaid claims and claim expenses for the Company's property and casualty insurance products are the trend in loss costs, the expected frequency and severity of claims, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. Other assumptions include that the coverages under these insurance products will not be expanded by future legislative action or judicial interpretation and that extraordinary classes of losses not previously in existence will not arise in the future. The assumptions vary based on the year the claim is incurred. At December 31, 2005, disability and primary and excess workers' compensation reserves for unpaid claims and claim expenses with a carrying value of $844.1 million have been discounted at a weighted average rate of 5.5%, with the rates ranging from 3.7% to 7.5%. Disability reserves for unpaid claims and claim expenses are discounted using interest rate assumptions based upon projected portfolio yield rates for the assets supporting the liabilities. The assets selected to support these liabilities produce cash flows that are intended to match the timing and amount of anticipated claim and claim expense payments. Primary and excess workers' compensation claim reserves are discounted using interest rate assumptions based on the risk-free rate of return for U.S. Government securities with a duration comparable to the expected duration and payment pattern of the claims at the time the claims are settled. The rates used to discount reserves are determined annually. The level of the rate utilized to discount reserves in a particular period directly impacts the level of the reserves established for such period. For example, a 25 basis point increase in the discount rates the Company applied to disability and primary and excess workers' compensation claims incurred in 2005 would have decreased the amount of the reserves it established with respect to such claims by approximately $2.2 million, and a 25 basis point decrease in such rates would have increased the amount of the reserves so established by the same amount. In both cases, discount rate changes of this type and magnitude would reasonably reflect corresponding changes in market interest rates. These levels of change to the Company's discount rate would have increased, in the first case or decreased, in the second, its 2005 net income by $1.4 million.

The primary actuarial methods used to establish the Company's reserves for unpaid claims and claim expenses for its property and casualty insurance products are the incurred loss development method and the Bornhuetter-Ferguson expected loss method. Under the incurred loss development method, various mathematic tools are utilized in order to project future loss experience based on the Company's historical loss experience. This method is utilized for accident years as to which management believes a sufficient level of historical loss experience exists. For more recent years for which this level of experience does not exist, management utilizes the Bornhuetter-Ferguson expected loss method to establish loss reserves. Under this method, in addition to historical loss experience, the Company also takes into account an expected loss ratio based on information determined during the initial pricing of the business, including, among other factors, rate increases and changes in terms and conditions.

The Company's actuaries select an ultimate loss reserve amount for its property and casualty insurance products by reviewing the results of the actuarial methods described above, as well as other tertiary methods which serve to provide supplemental data points, and applying judgments to achieve a point estimate for the ultimate loss amount, rather than calculating ranges around the reserves. Reserves for unpaid claims and claim expenses for such products represent management's best estimate and are based upon this actuarially derived point estimate. In reviewing and determining the adequacy of this estimate, management considers several factors such as historical results, changes to policy pricing, terms and conditions, deductibles and attachment points, claims-handling staffing, practices and procedures, effects of claim inflation, industry loss trends, reinsurance coverages, underwriting initiatives, and changes in state legislative and regulatory environments.

For the Company's property and casualty insurance products, a review of the seven most recent years' historical loss development variation reflects an annual range of -3.4% to + 6.6%. The average annual increase reflected in such review was +3.6% and the average decrease was -1.7%.
If the Company were to assume subsequent loss development of  + 3.6%
or -1.7%, each of which are within historical variation, the estimated unpaid claims and claims expense reserves, net of reinsurance, established for such products as of December 31, 2005 would be increased by $22.9 million in the first case, which would have decreased its 2005 net income by $14.9 million, or decreased by $10.8 million in the second, which would have increased its 2005 net income by $7.0 million. Management believes that while fluctuations of this magnitude could have a material impact on the Company's results of operations, they would not be likely to materially affect its financial condition or liquidity. However, it is possible that, using other assumptions or variables that are outside of the range of historical variation, the level of the Company's unpaid claims and claim expenses could be changed by an amount that could be material to the Company's results of operations, financial condition and liquidity.
For the reasons described above, if the Company's actual loss experience from its current or discontinued products is different from the Company's assumptions or estimates, the Company's reserves could be inadequate. In such event, the Company's results of operations, liquidity and financial condition could be materially adversely affected.